Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF KINGSOFT CLOUD HOLDINGS LIMITED

FOR THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON DECEMBER 17, 2021

The undersigned holder of ordinary shares of Kingsoft Cloud Holdings Limited (the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders, dated November 5, 2021, and hereby appoints the Chairman of the meeting or ______________________________________________________(leave this line blank if you would like to appoint the Chairman of the meeting as your proxy or insert another name and address of your appointed proxy and strike out the words “the Chairman of the meeting” above) as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on December 17, 2021 at 10 a.m., Beijing Time, at Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, the People’s Republic of China (the “General Meeting”), and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matter set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting available for review on the Company’s website at http://ir.ksyun.com.

The ordinary shares in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the ordinary shares in respect of which this proxy form is given will be voted in the proxy holder’s discretion for the following proposal:

Resolution 1: To elect Mr. Hangjun Ye as a director of the Company pursuant to paragraph 87(3) of the Amended and Restated Memorandum and Articles of Association.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Resolution 2: To increase the authorized share capital of the Company from US$4,000,000.00 divided into 4,000,000,000 ordinary shares with par value of US$0.001 each to US$40,000,000.00 divided into 40,000,000,000 ordinary shares with par value of US$0.001 each by creation of an additional 36,000,000,000 authorized but unissued ordinary shares with par value of US$0.001 each, and the registered office provider of the Company is instructed to make all necessary filings accordingly.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: ________________, 2021

Shareholder Name:	Co-owner (if any) Name:

Print	Print

Signature	Co-owner (if any) Signature

This proxy form must be signed by the person registered in the register of members as at the close of business on November 10, 2021, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.

Please send the completed and signed proxy form to us (i) by mail, to Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, the People’s Republic of China, or (ii) by email at yangyating@kingsoft.com.

This proxy form must be received by no later than 10:00 p.m., Eastern Time, on December 14, 2021 to ensure your representation at the General Meeting.